Exhibit (a)(5)(B)

March 10, 2015

Dear Colleagues:

As you know, E2open, Inc. agreed to be acquired by Eagle Parent Holdings, LLC, an affiliate of Insight Venture Partners. Eagle Parent Holdings, through its wholly-owned subsidiary Eagle Acquisition Sub, Corp., has begun a tender offer to acquire the outstanding shares of E2open common stock for $8.60 per share in cash, less applicable withholdings. The tender offer will expire at midnight, New York City time, at the end of March 25, 2015, unless the tender offer is extended or terminated. As soon as practicable following the expiration of the tender offer, Eagle Acquisition Sub will merge with and into E2open, and E2open will survive the merger as a wholly-owned subsidiary of Eagle Parent Holdings.

As part of the tender offer, E2open shareholders, including E2open employees who own E2open shares, should be receiving materials in the mail that describe the tender offer in detail. These materials, called the “Offer to Purchase,” also contain instructions on how to tender your shares. You should also receive a “Schedule 14D-9” document by mail. This document contains additional information about the tender offer, such as the reasons why our Board of Directors recommends that our shareholders accept the tender offer and tender their shares into it. I encourage you to read all of these documents as they contain important information. If you still have any questions about the tender offer, you may contact the Information Agent for the tender offer, Georgeson, toll-free at 1-800-905-7281.

Treatment of Shares in the Tender Offer and the Merger

Your bank or broker will provide you with forms, a customer service number or an email with web-based instructions that you can use to tender your shares. If you did not receive the tender offer documents, you may request a copy from your bank or broker or from Georgeson. If you tender your shares into the tender offer, you must return the form to your bank or broker or submit your telephone or web-based instructions in sufficient time for such bank or broker to tender your shares before the expiration of the tender offer. Please note that many banks and brokers require tender instructions to be received several days prior to the expiration of the tender offer.

If you do not tender your shares into the tender offer, you will be paid $8.60 per share in cash, less applicable withholdings, following the merger, which is expected to occur as soon as practicable following the expiration of the tender offer.

Treatment of Stock Options and Restricted Stock Units in the Merger

If you hold E2open stock options or restricted stock units, you will receive the cash payments due to you following the merger and no later than E2open’s next regular payroll date. In the merger, each E2open stock option (vested and unvested) will be cancelled in exchange for a cash payment, for each underlying share, equal to the excess (if any) of $8.60 per share less the exercise price of such stock option, and each E2open restricted stock unit will be cancelled in exchange for a cash payment, for each underlying share, equal to $8.60, in each case, less applicable withholdings. As a holder of stock options or restricted stock units, you will receive separate notices from E2open and, if you hold stock options or restricted stock units with a bank or broker, you will receive forms, a customer service number or an email with web-based instructions from such bank or broker. Please read those notices, forms and/or emails carefully.

We will continue to communicate with you while we work to complete our combination with Eagle Parent Holdings. In the meantime, we appreciate everyone’s focus on achieving our business goals. If you have any questions concerning the tender of your shares or the treatment of stock options and restricted stock units, please call Scott Miller our General Counsel at (650) 645-6508 or email him at scott.miller@e2open.com.

Sincerely,

/s/ Mark. E. Woodward

Mark E. Woodward

President and Chief Executive Officer